UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32898

CBAK Energy Technology, Inc.

(Exact name of registrant as specified in its charter)

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone

Dalian, China, 116450

(86)(411)-3918-5985

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

Explanatory Note

*Effective June 23, 2026, CBAK Energy Technology, Inc., a Nevada corporation (the “Predecessor”), completed its redomicile merger (the “Redomicile Merger”) to reorganize as a Cayman Islands exempted company, as contemplated by the agreement and plan of merger dated as of September 25, 2025 (the “Merger Agreement”), by and between the Predecessor and CBAK Energy Technology Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Predecessor (the “Successor”). Pursuant to the Merger Agreement, the Predecessor merged with and into the Successor, with the Successor surviving the Redomicile Merger, and each issued and outstanding share of common stock of the Predecessor was converted into the right to receive one ordinary share of the Successor. As a result of the Redomicile Merger, no shares of common stock of the Predecessor remain outstanding.

The common stock of the Predecessor was originally registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a registration statement on Form 8-A filed by the Predecessor on March 29, 2002. The Redomicile Merger constitutes a succession for purposes of Rule 12g-3(a) under the Exchange Act. Pursuant to Rule 12g-4(b) under the Exchange Act, the Successor hereby files this Form 15 with respect to the termination of the registration of the common stock of the Predecessor under Section 12(g) of the Exchange Act and does not terminate, suspend or otherwise affect the Exchange Act registration or reporting obligations of the Successor.

Pursuant to the requirements of the Securities Exchange Act of 1934, CBAK Energy Technology Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2026	CBAK Energy Technology Limited

	By:	/s/ Zhiguang Hu
	Name:	Zhiguang Hu
	Title:	Chief Executive Officer

2